SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Registration 1431 - 1

EXTRACT OF THE MINUTES OF THE 106TH BOARD OF DIECTORS’ MEETING
(Free translation from original in Portuguese)

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: September 21, 2004 – 8:30 am (Brasília Time). 3. BOARD: João Bonifácio Cabral Júnior - Chairman. Paulo Cruz Pimentel – Executive Secretary. 4. DELIBERATIONS: 1. The Board of Directors deliberated the following issues: a) to appoint for completing the 2003-2006 remaining term of office, Mr. Rubens Ghilardi as CFO and Investor Relations Officer, acting also as Distribution Executive Officer; b) to dismiss Mr. Ronald Thadeu Ravedutti from his position as CFO and Investor Relations Officer, appointing him to take office as Chief Business Management Officer, to complete the remaining 2003-2006 term of office; c) to dismiss Mr. Gilberto Serpa Griebeler from his position as Chief Business Management Officer, maintaining, however, his position as Copel Participações S.A.’s Executive Superintendent 2. The Board of Directors confirmed, after consulting all Board members through an e-mail message previoulsy sent, the release of the seventh part of the loan agreement contracted between Copel, through its subsidiary, Copel Participações S.A., and Centrais Elétricas do Rio Jordão S.A. - Elejor, referring to the increase of Copel’s interest in Elejor. 3. The Guidelines for Copel’s 2005-2009 long-term economic and financial planning, focused on 2005, were approved 5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION; FRANCELINO LAMY DE MIRANDA GRANDO; LINDSLEY DA SILVA RASCA RODRIGUES; LUÍS ANTÔNIO ROSSAFA, SÉRGIO BOTTO DE LACERDA; LAURITA COSTA ROSA; PAULO CRUZ PIMENTEL – Executive Secretary.-----------------

The full version of the Minutes of the 106ª Board of Directors Meeting was drawn up in the Book # 5, registered at the Companies Registrar of the Paraná State under # 00/056085-5, as of August 8, 2000

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.